EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of L Brands, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts and units and to the incorporation by reference therein of our report dated March 22, 2013, with respect to the consolidated financial statements of L Brands, Inc. (formerly Limited Brands, Inc.), and the effectiveness of internal control over financial reporting of L Brands, Inc., included in its Annual Report (Form 10-K) for the year ended February 2, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Columbus, Ohio
October 29, 2013